FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE 1H 2014

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON JUNE 30, 2014

Highlights for the Period

            The company’s total EBITDA during the first six months of the year amounted to Ch$  926,726 million, declining 14.8% with respect to the same period of last year, mainly explained by non-recurring effects in the distribution business (whose EBITDA decreased by 35.4%), mainly as a  result of lower recognition of distribution costs in Argentina (Note N. 4012/2014) in 1H 2014 compared to same period in 2013 (Resolution SE No.250/13), and temporary cost overruns in Brazil during 2014 which have still not been compensated. Without this non-recurring effects, Enersis’ EBITDA would have increased by 3.3%.

             The above was partially offset by an increase in EBITDA in the Generation business of 13.2%, reaching Ch$  538,107 million, thanks to the larger hydroelectric production in Chile since May and the better operative performance of the rest of the countries where the company operates. The good generation results in Argentina (which increased by 65%), Peru (which increased by 36%), and  Colombia (which increased by over 20%) more than offset the negative impact associated with the stoppage of Bocamina II.

             Net income attributable to shareholders of Enersis decreased by 41% to Ch$  191,273 million, not only due to the above mentioned non-recurring effects, but also to an extraordinary worsening in the company’s financial results as a consequence of an increase in financial expenses related to financial asset (IFRIC 12) of distribution companies in Brazil and the negative impact of exchange rate differences in Argentina.

             During the first half year, the customer base in our distribution business grew by 197,000 to over 14.5 million customers. Physical sales in our concession areas increased by 3.8%, demonstrating the region’s solid growth trend.

             The Enersis Group continues to make investments through the already-announced direct purchase agreement for 21.1% of Edegel with Grupo Inkia, the completion of the voluntary tender offer for the free-float of Coelce, which increased its shareholding to 74%, and the acquisition of 50% of GasAtacama through its subsidiary Endesa Chile, reaching 100% ownership.

              We continue to progress in the development of new hydroelectric capacity with the construction of El Quimbo (400 MW), Salaco (150 MW) and the investment approval for Los Cóndores  project (150 MW).

PRESS RELEASE 1H 2014

ECONOMIC- FINANCIAL SUMMARY

➢  In the generation business, the net accumulated production reached 28,410 GWh, representing an increase of 8.0% compared with 2013.

➢  The customer base in our distribution business concession zones over the last six months increased by 197 thousand, and by 421 thousand in the last twelve months, to a total of over 14.5 million. Consolidated energy demand in the concession zones operated by Enersis showed an increase of 3.8% over the first half of 2013, demonstrating the region’s solid growth trend.

➢  The Company’s EBITDA declined by Ch$ 160,450 million, a reduction of 14.8%, mainly the result of a reduced result in the distribution business due to the unfavorable comparison with the first half of 2013 when regulatory adjustments of Ch$ 189,240 million were registered in Edesur (Argentina), and the cost overruns in distribution energy purchases in Brazil. This was partially offset by the improved result in generation, which increased by 13.2%. Without this non-recurring effects, Enersis’ EBITDA would have increased by 3.3%.

➢  The Company’s operating result (EBIT) decreased by 21.4% to Ch$ 680,282 million.

➢  The net financial result shows an increase in the loss of Ch$ 139,782 million. This was mainly due to extraordinary effects in Brazilian distribution that negatively affected financial results, together with negative exchange differences.

➢  As a result of these variations, net income before taxes was Ch$ 513,225 million, equivalent to a decrease of 37.3%.

➢  Earnings attributable to shareholders of Enersis declined by 41% in the first half of 2014, compared to 2013, reaching Ch$ 191,273 million. This is mainly explained by lower operating income from the distribution business and non-recurring effects registered in 2013.

FINANCIAL SUMMARY

➢  Available liquidity has continued to show a solid position, as follows:

• Cash and cash equivalents	US$ 2,212 million
• Cash & cash equiv. + >90 days cash investments	US$ 2,753 million
• Committed lines of credit available	US$ 768 million
• Uncommitted lines of credit available	US$ 856 million

➢ The average nominal interest rate during this period rose from 8.1% to 8.6%, influenced by the most critical credit conditions, mainly in Brazil.

PRESS RELEASE 1H 2014

Hedging and protection:

In order to mitigate the risks associated with exchange and interest rate variations, Enersis has established strict internal control rules for protecting its cash flows and balance sheet, as follows:

•      The Enersis Group exchange rate hedging policy is based on cash flows and  its objective is to maintain a balance between flows indexed to foreign currency (US$), and the assets and liabilities held in that currency. We also have cross-currency swaps for US$ 812 million and forwards for US$ 1,079 million.

•      In order to reduce volatility in the financial statements due to changes in the interest rate, we maintain a suitable balance in the debt structure. We have also contracted interest-rate swaps for US$ 199 million.

MARKETS IN WHICH THE COMPANY OPERATES

Enersis’ business activities are carried out though subsidiary companies that operate the different businesses in the five countries in which the Company has a presence. The most important businesses for Enersis are electricity generation and distribution.

The results and business figures of the companies Central Dock Sud and Empresa Eléctrica Piura, whose shareholdings were acquired by Enersis in the recent capital increase completed in March 2013, began to be booked by Enersis beginning in April 2013. In addition, the results and business figures of Inversiones Gas Atacama Holding Limitada have been booked since May 2014. The additional 50% of the partnership rights were acquired in April 2014 to obtain 100% owenership.

The following tables provide some key indicators as of June 30, 2014 and 2013 of the companies in the different countries in which they operate

PRESS RELEASE 1H 2014

Generation

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	Jun-14	Jun-13	Jun-14	Jun-13

Endesa Chile (1)	SIC & SING Chile	9,699	9,543	30.3%	30.4%
Endesa Costanera	SIN Argentina	3,459	3,898	5.5%	6.4%
El Chocón	SIN Argentina	1,704	1,385	2.7%	2.3%
Dock Sud	SIN Argentina	2,508	1,176	4.0%	1.9%
Edegel consolidated	SICN Peru	4,618	4,446	24.8%	25.3%
EE. Piura	SICN Peru	250	195	1.3%	1.1%
Emgesa	SIN Colombia	7,397	7,965	17.8%	18.6%
Cachoeira Dourada	SICN Brazil	2,170	1,814	0.9%	0.8%
Endesa Fortaleza	SICN Brazil	1,461	1,623	0.6%	0.7%

Total		33,266	32,045

 (1) includes Endesa Chile and its generation subsidiaries in Chile.

Distribution

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	Jun-14	Jun-13	Jun-14	Jun-13	Jun-14	Jun-13	Jun-14	Jun-13

Chilectra (**)	7,760	7,452	5.3%	5.4%	1,713	1,676	2,451	2,271
Edesur	8,918	8,687	10.5%	10.8%	2,454	2,430	681	817
Edelnor	3,676	3,526	8.0%	8.0%	1,277	1,230	2,076	2,030
Ampla	5,925	5,538	20.6%	20.4%	2,842	2,753	2,533	2,417
Coelce	5,396	5,189	12.3%	12.1%	3,559	3,428	2,951	2,676
Codensa	6,700	6,567	7.3%	7.1%	2,733	2,640	2,630	2,551

Total	38,375	36,959	10.7%	10.7%	14,578	14,157	1,759	1,821
(*) Includes final customer sales and tolls.
(**) Consolidated data.

PRESS RELEASE 1H 2014

I.-         FINANCIAL STATEMENTS ANALYSIS

1. -       Analysis of the Income Statement

Net income attributable to the shareholders of Enersis as of June 30, 2014 was Ch$ 191,273 million, representing a 40.7% decrease with respect to the same period of the past year, which was Ch$ 322,356 million.

The following compares each item of the income statement:

CONSOLIDATED INCOME STATEMENT (million Ch$)	Jun-14	Jun-13	Change	% Change

Revenues	3,379,431	3,157,601	221,830	7.0%
Sales	3,173,127	2,845,647	327,480	11.5%
Other operating income	206,304	311,954	(105,650)	(33.9%)
Procurements and Services	(1,956,243)	(1,620,930)	(335,313)	(20.7%)
Energy purchases	(1,289,472)	(909,489)	(379,983)	(41.8%)
Fuel consumption	(263,597)	(300,975)	37,378	12.4%
Transportation expenses	(212,780)	(190,111)	(22,669)	(11.9%)
Other variable costs	(190,394)	(220,355)	29,961	13.6%
Contribution Margin	1,423,188	1,536,671	(113,483)	(7.4%)
Personnel costs	(215,552)	(202,097)	(13,455)	(6.7%)
Other fixed operating expenses	(280,910)	(247,398)	(33,512)	(13.6%)
Gross Operating Income (EBITDA)	926,726	1,087,176	(160,450)	(14.8%)
Depreciation and amortization	(225,406)	(205,615)	(19,791)	(9.6%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(21,038)	(15,931)	(5,107)	(32.1%)
Operating Income	680,282	865,630	(185,348)	(21.4%)
Net Financial Income	(204,660)	(64,879)	(139,781)	(215.5%)
Financial income	89,882	124,211	(34,329)	(27.6%)
Financial costs	(243,516)	(187,511)	(56,005)	(29.9%)
Gain (Loss) for indexed assets and liabilities	(4,761)	(164)	(4,597)	(2803.1%)
Foreign currency exchange differences, net	(46,265)	(1,415)	(44,850)	(3169.6%)
Other Non Operating Income	37,603	17,835	19,768	110.8%
Net Income From Sale of Assets	27,491	7,439	20,052	269.6%
Share of profit (loss) of associates accounted for using the equity method	10,112	10,396	(284)	(2.7%)
Otther Non Operating revenues (expenses)	-	-	-	N/A
Net Income Before Taxes	513,225	818,586	(305,361)	(37.3%)
Income Tax	(169,989)	(256,280)	86,291	33.7%
NET INCOME	343,236	562,306	(219,070)	(39.0%)
Net Income attributable to owners of parent	191,273	322,356	(131,083)	(40.7%)
Net income attributable to non-controlling interest	151,963	239,950	(87,987)	(36.7%)

Earnings per share Ch$ (*)	3.9	8.7	(4.8)	-55.4%
(*) As of June 31 2014 the average number of paid and subscribed shares were 49,092,772,762 (36,930,488,652 as of June 2013)

Operating income:

Operating income declined by Ch$ 185,348 million in the period, equivalent to a decrease of 21.4%, passing from Ch$ 865,630 million on June 30 2013 to Ch$ 680,282 million on June 30 2014.

The breakdown of operating revenue and expenses by business line for the periods ended June 30, 2014 and 2013 is as follows:

PRESS RELEASE 1H 2014

OPERATING INCOME
BY BUSINESS LINES
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	Jun-14	Jun-13	Jun-14	Jun-13	Jun-14	Jun-13	Jun-14	Jun-13

Operating Revenues	1,413,168	1,211,672	2,267,999	2,231,771	(301,736)	(285,842)	3,379,431	3,157,601
Operating Costs	(989,646)	(844,377)	(1,998,068)	(1,723,969)	288,565	276,375	(2,699,149)	(2,291,971)

Operating Income	423,522	367,295	269,931	507,802	(13,171)	(9,467)	680,282	865,630

Change in million Ch$ and %	56,227	15.3%	(237,871)	(46.8%)	(3,704)	(39.1%)	(185,348)	(21.4%)

The generation and transmission business produced additional operating income of Ch$ 56,227 million, equivalent to a 15.3% increase, reaching Ch$ 423,522 million. Physical sales rose by 3.8%, from 32,045 GWh on June 2013 to 33,266 GWh on June 2014.

Operating income for the generation and transmission business on a comparative basis and detailed by country is shown in the following table:

OPERATING INCOME BY COUNTRY

Generation & Transmission
(Figures in million Ch$)

	Chile		Argentina		Brazil		Colombia		Peru		Total
	Jun-14	Jun-13	Jun-14	Jun-13	Jun-14	Jun-13	Jun-14	Jun-13	Jun-14	Jun-13	Jun-14	Jun-13

Operating Revenues	551,285	419,742	83,425	163,659	226,378	179,104	360,397	310,338	191,783	139,071	1,413,168	1,211,672

Operating Costs	(530,184)	(369,772)	(63,908)	(156,339)	(137,104)	(101,529)	(142,465)	(131,329)	(116,085)	(85,650)	(989,646)	(844,377)

Operating Income	21,101	49,970	19,517	7,320	89,274	77,575	217,932	179,009	75,698	53,421	423,522	367,295

Change in million Ch$ and %	(28,869)	(57.8%)	12,197	166.6%	11,699	15.1%	38,923	21.7%	22,277	41.7%	56,227	15.3%

Chile

Operating income in Chile decreased by 57.8%, from Ch$ 49,970 million on June 2013 to Ch$ 21,101 million on June 2014, mainly due to higher operating costs of Ch$ 160,412 million following higher energy purchases costs of Ch$ 92,490 million because of larger purchases on the spot market and a higher average market price, increased fuel consumption costs of Ch$ 41,895 million, higher transport costs of Ch$ 16,367 million and higher expenses in other variable procurements and services of Ch$ 2,061 million. There were also higher other expenses by nature of Ch$ 7,626 million.

Operating revenue increased by Ch$ 131,543 million, mainly due to increased energy sales volumes and higher average energy sales prices On April 22, 2014, our subsidiary Endesa Chile acquired 50% of the partnership rights in Inversiones Gas Atacama Holding Limitada to reach a 100% ownership. The acquired subsidiary, whose operating results are booked from May 2014, show operating income of Ch$ 9,748 million as of June 30, 2014.

PRESS RELEASE 1H 2014

Argentina

In Argentina, operating income for the period increased compared to the previous year by Ch$ 12.197 million, mainly explained by increased revenue received under combined-cycle availability contract of Endesa Costanera, of Ch$ 13,389 million.

Endesa Costanera, passed from an operating loss of Ch$ 1,777 million in June 2013 to an income of Ch$ 9,083 million in June 2014, as a result of higher revenues of Ch$ 13,389 million, mainly due to the effect of the availability contract signed with the regulator, lower energy sales of Ch$ 9,944 million and reduced energy purchases of Ch$ 5,079 million. Physical sales fell by 11.3% to 3,459 GWh.

El Chocón’s operating income reached Ch$ 7,507 million, an increase of Ch$ 2,256 million over the same period of the year before. Operating revenue fell by Ch$ 1,567 million, mainly due to a reduction in the average sale price, despite an increase in physical sales. Operating costs declined mainly due to lower energy purchases costs of Ch$ 2,978 million and lower other fixed operating expenses of Ch$ 861 million. Physical sales rose by 22.9% to 1,704 GWh.

In addition, as a result of the capital increase of Enersis at the end of the first quarter of 2013, the Argentine subsidiaries Central Dock Sud and Cemsa S.A. became consolidated. The results of these companies have been booked  April 2013. Dock Sud produced Ch$ 485 million lower operating income and Cemsa S.A an improved operating income of Ch$ 59 million for the first half of 2014 compared to the same period of the previous year..

The effect of converting the financial statements from Argentine pesos to Chilean pesos in both periods led to a 24.4% decrease in Chilean pesos in June 2014 as compared to June 2013.

Brazil:

The operating income of our Brazilian subsidiaries amounted to Ch$ 89,274 million, an increase of Ch$ 11,669 million over the same period of 2013 when the operating result amounted to Ch$ 77,575 million.

The operating income of our subsidiary Cachoeira Dourada rose by Ch$ 22,589 million, due to increased revenue of Ch$ 42,956 million reflecting increased physical energy sales and a higher average sale price. On the other hand, raw materials and input costs rose by Ch$ 20,104 million, mainly due to higher energy purchases of Ch$ 23.271 million, offset by lower other variable procurement and services costs of Ch$ 3,314 million.

The operating income of Endesa Fortaleza (CGTF) amounted to Ch$ 9,037 million, showing a fall of Ch$ 13,441 million with respect to the same period of the previous year, mainly due to the increase in the costs of raw materials and inputs used of Ch$ 18,279 million, greater energy purchases of Ch$ 23,382 million as a result of the increased price per GWh due to the lack of rains, compensated by reduced other variable procurement and services costs of Ch$ 4,601 million. On the other hand, sales revenues rose by Ch$ 6,105 million as a result of higher average sales prices despite lower physical sales of 162 GWh.

PRESS RELEASE 1H 2014

Our subsidiary Cien showed an increase in operating income of Ch$ 2,058 million, mainly explained by reduced other variable procurement and services costs of Ch$ 4,238 million compensated by lower other services revenue of Ch$ 2,301 million.

The effect of converting the financial statements from Brazilian reals to Chilean pesos in both periods was a 2.1% increase in Chilean peso terms in June 2014 compared to June 2013.

Colombia

The operating income of the operations in Colombia grew by 21.7% to Ch$ 217,932 million in 2014. The greater operating revenue of Ch$ 50,059 million was mainly due to higher average sales prices and the effect of the conversion to Chilean pesos, despite the reduced physical sales of 568 GWh compared to the year before.

The increased costs of raw materials and inputs used of Ch$ 8,268 million are the result of larger energy purchases of Ch$ 7,218 million related to higher physical purchases and a higher average cost price on the spot market, increased transport expenses of Ch$ 4,339 million and increased other expenses in variable procurement and services costs of Ch$ 2,014 million, offset by a lower fuel consumption of Ch$ 5,306 million partly due to reduced thermal generation and lower coal prices. There were also higher other fixed expenses of Ch$ 1,192 million and an increased charge for depreciation and impairment of Ch$ 1,445 million.

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both periods resulted in a 7.7% increase in Chilean peso terms at June 2014 when compared to June 2013.

Peru

Operating income totaled Ch$ 75,698 million in 2014, an increase of 41.7% over 2013, mainly the result of increased operating revenue and the contribution of Empresa Eléctrica Piura, a subsidiary that became consolidated following its capital increase in March 2013.

The operating income of Edegel was Ch$ 66,237 million, 25.2% more than in the same period of the year before. Revenue rose by Ch$ 37,645 million, mainly due to higher energy sales of Ch$ 32,042 million resulting from higher average sales prices, higher other operating revenue of Ch$ 4,525 million resulting from insurance claims and increased revenue from tolls of Ch$ 1,078 million.

Operating expenses rose by Ch$ 24,303 million due to higher costs of raw materials and inputs of Ch$ 19,010 million mainly due to higher fuel consumption of Ch$ 7,769 million, higher variable procurement and services costs of Ch$ 6,101 million, higher transportation expenses of Ch$ 3,823 million, and larger energy purchases of Ch$ 1,317 million. There were also higher other fixed expenses of Ch$ 1,892 million, increased personnel expenses of Ch$ 1,418 million and a higher charge for depreciation of Ch$ 1,640 million

The subsidiary Empresa Eléctrica de Piura also contributed an improved operating income of Ch$ 8,939 million over the previous year.

PRESS RELEASE 1H 2014

The effect of converting the financial statements from Peruvian nuevos soles to Chilean pesos in both periods resulted in a 8.0% increase in Chilean peso terms at June 2014 when compared to June 2013.

The Distribution business showed a Ch$ 237,871 million decrease in operating income in the period, a fall of 46.8%, to Ch$ 269,931 million, compared to the same period of 2013. Physical sales rose by 1,417 GWh, or 3.8%, to a total of 38,376 GWh. The number of customers increased by 421,000 to over 14.5 million, 3.0% more than at June 2013.

The following shows details of the operating income of the distribution business by country and by comparison between the two periods:

OPERATING INCOME BY COUNTRY

Distribution
(Figures in million Ch$)

COUNTRY	Chile		Argentina		Brazil		Colombia		Peru		Total
	Jun-14	Jun-13	Jun-14	Jun-13	Jun-14	Jun-13	Jun-14	Jun-13	Jun-14	Jun-13	Jun-14	Jun-13

Operating Revenues	524,505	471,267	156,690	343,754	881,225	811,481	471,369	412,323	234,210	192,946	2,267,999	2,231,771
	-	-	-	-	-	-	-	-	-	-	-	-
Operating Costs	(448,397)	(401,717)	(203,809)	(202,071)	(806,840)	(661,114)	(348,998)	(299,418)	(190,024)	(159,649)	(1,998,068)	(1,723,969)

Operating Income	76,108	69,550	(47,119)	141,683	74,385	150,367	122,371	112,905	44,186	33,297	269,931	507,802

Change in million Ch$ and %	6,558	9.4%	(188,802)	133.3%	(75,982)	(50.5%)	9,466	8.4%	10,889	32.7%	(237,871)	(46.8%)

Chile:

In Chile, our subsidiary Chilectra produced operating income of Ch$ 76,108 million, which represents an increase of Ch$ 6,558 million, or 9.4%, compared to June 2013. This is mainly due to higher operating revenue of Ch$ 53,238 million,  an increase of 11.3%, as a result of higher energy sales of Ch$ 64,413 million principally due to the effect of lower temperatures and increased rain, offset by reduced energy transmission services revenue of Ch$ 8,819 million and lower other operating revenue of Ch$ 1,945 million.

The higher operating costs of Ch$ 46,679 million include an increase in energy purchase costs of Ch$ 51,871 million to cover the higher physical sales in the period, mainly offset by reduced transport expenses of Ch$ 5,193 million.

Energy losses declined by 0.1 % to 5.3% in the first half of 2014. Physical energy sales grew by 4.1% to 7,760 GWh, and the number of customers rose by 37,000 to 1.71 million

Argentina:

In Argentina, our subsidiary Edesur passed from an income of Ch$ 141,683 million in  June 2013 to a loss of Ch$ 47,119 million in the same period of 2014, a reduction of Ch$ 188,802 million.

Operating revenue declined by Ch$ 187,063 million in the present period, revenue of Ch$ 47,806 million was booked as a result of the application of Resolution 250/13 that recognized costs not transferred to tariffs in the period October 2013 to March 2014, but in the previous period amounts were booked totaling Ch$ 189,240 million corresponding to the period from 2007 to February 2013. In addition there were fines for quality of service of Ch$ 14,551 million.

The effect of converting the financial statements from Argentine pesos to Chilean pesos in both periods led to a 24.4% decrease in Chilean pesos in 2014 as compared to June 2013.

PRESS RELEASE 1H 2014

Brazil:

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 74,385 million, which is 50.5% lower than that obtained in June 2013.

Ampla’s operating income amounted to Ch$ 57,822 million, which compared to the previous year represents a decrease of Ch$ 46,219 million. This is explained by higher operating costs of Ch$ 76,957 million as a result of larger purchases of raw materials and inputs used of Ch$ 57,484 million, mainly due to greater energy purchases of Ch$ 88,349 million, affected by higher prices due to the drought, lower transportation costs of Ch$ 1,437 million and lower other variable procurement and services costs of Ch$ 29,428 million. In addition, the charge for depreciation and impairment rose by Ch$ 13,209 million and other fixed expenses rose by Ch$ 5,733 million. For their part, operating revenue increased by Ch$ 30,738 million, mainly due to higher physical energy sales of 7% to 5,925 GWh in the present period. Energy losses increased by 0.2%, from 20.4% to 20.6%. Ampla’s number of customers rose by 89,000 to a total of over 2.84 million.

In our subsidiary Coelce, operating income decreased by 64.2%, or Ch$ 29,762 million, to Ch$ 16,563 million. This fall was due to higher operating costs of Ch$ 68,767 million, mainly in greater energy purchases of Ch$ 58,571 million, affected by higher prices due to the drought, higher transportation expenses of Ch$ 3,185 million, higher other expenses by nature of Ch$ 2,171 million and a greater charge for depreciation and impairment of Ch$ 3,701 million. The increased operating revenue of Ch$ 39,005 million relates mainly to greater physical sales of Ch$ 28,440 million, representing 4% growth through June 2014 amounting to 5,397 GWh, increased other operating revenue of Ch$ 13,051 million offset by reduced other services revenue of Ch$ 2,486 million.

Energy losses rose by 0.2 p.p. to 12.3%, and the number of customers rose by 131,000 to reach a total of over 3.55 million.

The effect of converting the financial statements from Brazilian reals to Chilean pesos in both periods led to a 2.1% increase in Chilean pesos in 2014 as compared to June 2013.

Colombia:

In Colombia, Codensa’s operating income was Ch$ 122,371 million, an increase of Ch$ 9,466 million over the same period of 2013. This is explained by higher operating revenue of Ch$ 59,046 million, mainly due to higher physical sales and the effect of conversion to Chilean pesos. Operating costs rose by Ch$ 49,580 million, mainly due to greater energy purchases of Ch$ 35,869 million, related to larger physical purchases and a higher average purchase price, higher transportation costs of Ch$ 3,814 million, higher other fixed expenses of Ch$ 4,076 million, a greater charge for depreciation and impairment of Ch$ 3,498 million, greater other variable procurement and services costs of Ch$ 1.495 million and increased personnel expenses of Ch$ 828 million.

Physical sales rose by 2% to 6,700 GWh in June 2014. Energy losses rose by 0.2 % to 7.3%, and the number of customers rose by 93,000 to reach a total of over 2.73 million.

PRESS RELEASE 1H 2014

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both periods was a 7.7% increase in Chilean peso terms in 2014 as compared to June 2013.

Peru:

Our subsidiary Edelnor reported operating income of Ch$ 44,186 million, an increase of Ch$ 10,889 million over June 2013, mainly explained by an increase in operating revenue of Ch$ 41,264 million from higher physical sales and other services revenue. This was partially offset by higher energy purchases of Ch$ 25,645 million, higher personnel expenses of Ch$ 1,831 million, a higher charge for depreciation and impairment of Ch$ 1,396 million, higher variable procurement and services expenses of Ch$ 731 million and higher other expenses by nature of Ch$ 768 million.

Physical sales rose by 150 GWh to 3,676 GWh in the period to June 2014. Energy losses remained at 8%, and the number of customers rose by 47,000 to reach a total of over 1.27 million.

The effect of converting the financial statements from Peruvian nuevos soles to Chilean pesos in both periods was an 8% increase in Chilean peso terms in 2014 as compared to June 2013.

In summary, the revenue, operating costs and operating results of the subsidiaries of the Enersis group for the periods ended June 2014 and 2013 are as follows:

Operating Income Detail
(Figures in million Ch$)

	Jun-14			Jun-13
Company	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income

Endesa Chile consolidated	1,137,127	(811,773)	325,354	1,015,797	(727,218)	288,579
Cachoeira Dourada	105,026	(42,285)	62,741	62,070	(21,918)	40,152
CGTF	91,293	(82,256)	9,037	85,188	(62,710)	22,478
Cien	31,831	(13,301)	18,530	34,131	(17,659)	16,472
Chilectra S.A.	524,505	(448,397)	76,108	471,267	(401,717)	69,550
Edesur S.A.	156,690	(203,809)	(47,119)	343,753	(202,070)	141,683
Edelnor S.A.	234,210	(190,029)	44,181	192,946	(159,650)	33,296
Ampla	503,890	(446,068)	57,822	473,152	(369,111)	104,041
Coelce	377,334	(360,771)	16,563	338,329	(292,004)	46,325
Codensa S.A.	471,369	(348,998)	122,371	412,323	(299,418)	112,905
Cam Ltda. (1)	-	-	-	-	-	-
Inmob. Manso de Velasco Ltda.	8,161	(3,594)	4,567	4,555	(2,628)	1,927
Synapsis Soluc.y Servicios Ltda. (2)	-	-	-	-	-	-
ICT	2,431	(3,177)	(746)	2,980	(3,497)	(517)
Cemsa	784	(978)	(194)	567	(820)	(253)
Dock Sud	31,206	(29,081)	2,125	13,376	(10,766)	2,610
EE Piura	25,075	(15,671)	9,404	8,823	(8,358)	465
Holding Enersis y soc. inversión	20,068	(33,890)	(13,822)	18,073	(28,985)	(10,912)
	-	-	-	-	-	-
Consolidation Adjustments	(341,569)	334,929	(6,640)	(319,729)	316,558	(3,171)

Total	3,379,431	(2,699,149)	680,282	3,157,601	(2,291,971)	865,630

PRESS RELEASE 1H 2014

Financial Result

The net financial result was a loss of Ch$ 204,660 million, an increase of Ch$ 139,781 with respect to the same period of 2013.

This is mainly explained as follows:

Lower financial income of Ch$ 34,329 million, mainly due to reduced income in Edesur of Ch$ 23,202 million as a result of less compensation under the Costs Monitoring Mechanism (MMC), Resolution 250/13, compared to 2013, and of reduced financial income in the Brazilian subsidiaries of Ch$ 24,793 million as a consequence of the updating of the non-amortized assets on the termination of the concessions in Ampla and Coelce at net replacement value, offset by increased income from cash and cash equivalents of Ch$ 10,049 million.

Higher financial expenses of Ch$ 56,005 million, mainly due to higher expenses in the Brazilian subsidiaries of Ch$ 79,391 million as a result of the updating of the non-amortized assets on the termination of the concession in Ampla and Coelce to the new replacement value, offset by lower financial expenses on loans and bonds of Ch$ 3,107 million, greater capitalized financial expenses of Ch$ 11,231 million and lower expenses in updating financial provisions of Ch$ 6,051 million.

Greater charge for indexation adjustments of Ch$ 4,597 million due to the effect produced by variations in the value of the Unidad de Fomento (UF) with respect to UF denominated debt of some companies in Chile. This is because the UF in 2014 has increased in value by 3.1% compared with the 0.1% increase the year before.

Higher charge for exchange differences of Ch$ 44,850 million, the result of an increase in local exchange rate against the dollar, mainly in Chile and Argentina in the valuation of financial debt and derivative instruments.

Result of asset sales and other investments

The gain on asset sales was Ch$ 20,052 million, mainly due to recognizing the gain on re-measurement of the initial pre-existing investment of 50% in Gas Atacama for Ch$ 21,546 million.

Corporate Taxes

Corporate income tax shows a reduced charge of Ch$ 86,291 million, mainly in Brazil for Ch$ 34,692 million due to the lower taxable income of Ampla and Coelce following their weaker results compared to the year before, Enersis of Ch$ 26,062 million as tax credits on dividends and in Edesur of Ch$ 24,411 million due to reduced taxable income compared to 2013 following the reduced income on the application of the Costs Monitoring Mechanism of Resolution 250/13.

ANALYSIS OF FINANCIAL POSITION STATEMENT

Assets (million Ch$)	Jun-14	dec-13	Change	% Change

Current Assets	3,326,672	3,896,215	(569,543)	(14.6%)
Non Current Assets	12,044,644	11,281,449	763,195	6.8%

Total Assets	15,371,316	15,177,664	193,652	1.3%

PRESS RELEASE 1H 2014

The Company’s total assets as of June 2014 showed an increase of Ch$ 193,652 million with respect to December 2013, mainly due to:

➢  Current assets decreased by Ch$ 569,543 million, equivalent to 14.6%, as a result of:

❖  Decrease in cash and cash equivalents of Ch$ 383,640 million, mainly due to the reduction in Enersis of Ch$ 212,514 million following a bond repayment offset by interest earned on deposits, in Codensa of Ch$ 72,164 million for payments of taxes, debt and dividends, in Emgesa of Ch$ 60,565 million for payments of taxes, debt and dividends offset by a new bond issue, in Endesa Chile of Ch$ 54,458 million for debt repayments, purchase of participation in Gas Atacama offset by a new bond issue, in Coelce of Ch$ 14,866 million for repayments of financial and trade debt offset by new debt and contributions from the CDE fund, and in Ampla of Ch$ 14,238 million of debt repayments offset by contributions from the CDE fund. The above was partially offset by increased cash in Inversiones Gas Atacama Holding of Ch$ 49,649 million following its consolidation on April 30, 2014.

❖ Reduction in other current financial assets of Ch$ 457,924 million as a result of a reduction in Enersis of Ch$ 385,208 million which includes disbursements for the purchase of minority interests in Coelce and dividend payments, and in Codensa of Ch$ 72,925 million in bond repayments.

❖ Increase in trade debt and other current accounts receivable of Ch$ 194,304 million, principally due to the increase in Coelce of Ch$ 52,190 million due to higher customer sales and the receivable from the CDE fund, in Codensa of Ch$ 33,636 million for an increase in energy receivables, in Chilectra of Ch$ 31,750 million for increase in energy accounts receivable, in Inversiones Gas Atacama Holding Limitada of Ch$ 21,921 million following the company’s consolidation in the group since April 2014, in Edesur of Ch$ 17,258 million for increase in energy accounts receivable, in Edelnor of Ch$ 15,224 million in customer accounts receivable, in Edegel of Ch$ 13,373 million for energy sale receivables and in Ampla of Ch$ 13,912 million for increased customer billing and the booking of the receivable from the CDE fund.

❖ Increase in current inventories of Ch$ 40,627 million following the consolidation in April 2014 of the subsidiary Inversiones Gas Atacama Holding of Ch$ 15,005 million, in Edesur of Ch$ 12,521 million due to increased materials purchases, in Edelnor of Ch$ 3,415 million due to larger purchases, in Codensa of Ch$ 2,542 million for greater purchases, in Endesa Chile of Ch$ 3,134 million due to increased purchases and in Celta of Ch$ 1,930 million due to an increase in inventories.

❖ Increase in current tax assets of Ch$ 26,597 million as a result of an increase in Enersis of Ch$ 16,882 million of tax prepayments and credits on foreign subsidiary dividends and an increase in tax credits in Brazilian subsidiaries of Ch$ 8,585 million, mainly in Ampla of Ch$ 4,880 million, in Coelce of Ch$ 2,076 million, in Cachoeira Dourada of Ch$ 894 million and in Cien of Ch$ 735 million.

➢  Increase in non-current assets of Ch$ 763,195 million, equivalent to 6.8%, mainly due to:

❖  Increase in property, plant and equipment of Ch$ 594,104 million mainly relating to new investments of Ch$ 324,955 million, the effects of conversion from the different functional currencies of the companies of Ch$ 239,763 million, the consolidation of the subsidiary Inversiones Gas Atacama Holding Limitada of Ch$ 198,928 million and other movements of Ch$ 6,462 million. This was partially offset by amortization and depreciation for the period of Ch$ 176,004 million.

PRESS RELEASE 1H 2014

❖  Increase in intangible assets other than goodwill of Ch$ 165,053 million, mainly relating to the new investments of Ch$ 90,171 million and conversion effects of Ch$ 142,342 million. This was partially offset by amortization and depreciation for the period of Ch$ 49,402 million and other movements of Ch$ 18,058 million.

❖  Increase in goodwill of Ch$ 53,121 million, mainly relating to conversion effects on foreign investments.

❖  Increase in deferred tax assets of Ch$ 43,239 million, mainly the increase in deferred taxes of Ch$ 14,995 million following the consolidation of Inversiones Gas Atacama Holding Limitada of Ch$ 20,985 million, conversion effects of Ch$ 15,809 million and other decreases of Ch$ 8,550 million.

❖  Decrease in investments booked using the equity method of Ch$ 120,809 million, mainly explained by the elimination of the 50% initial investment in Inversiones Gas Atacama Holding Limitada that, following the purchase of the remaining 50% in April 2014, became consolidated, in the amount of Ch$ 123,628 million.

Liabilities (million Ch$)	Jun-14	dec-13	Change	% Change

Current Liabilities	2,336,123	2,981,259	(645,136)	(21.6%)
Non Current Liabilities	4,340,429	3,688,940	651,489	17.7%
Total Shareholders' Equity	8,694,764	8,507,465	187,299	2.2%
Attributable to shareholders of the company	6,410,774	6,168,554	242,220	3.9%
Attributable to minority interest	2,283,990	2,338,911	(54,921)	(2.3%)

Total Liabilities and Shareholders' equity	15,371,316	15,177,664	193,652	1.3%

The Company’s total liabilities and equity increased by Ch$ 193,652 million compared to December 2013. This is mainly explained by the increase of Ch$ 187,299 million in equity and a decrease of Ch$ 645,136 million in current liabilities, partially offset by an increase of Ch$ 651,489 million in non-current liabilities.

➢  Current liabilities decreased by Ch$ 645,136 million, equal to 21.6%, mainly due to:

❖  Decrease in other current financial liabilities, of Ch$ 392,706 million, mainly due to the decrease in Enersis of Ch$ 307,952 million, mainly due to the repayment of dollar debt and swap derivative, in Endesa Chile of Ch$ 94,223 million in debt repayment and in Codensa of Ch$ 48,817 million due to the payment of bonds. This was offset by increases in Emgesa of Ch$ 54,991 million for the transfer from long-term bonds plus accrued interest.

❖  Reduction in accounts payable to related entities of Ch$ 92,715 million, mainly dividends paid to Endesa España of Ch$ 119,760 million and payments for fuel purchases to Endesa Generación and Gas Atacama of Ch$ 9,722 million. The above was partly offset by a larger account payable to GNL Quintero of Ch$ 33,258 million for fuel purchases.

PRESS RELEASE 1H 2014

❖  Reduction in other current provisions of Ch$ 22,424 million, mainly a reduction in Edesur of Ch$ 18,667 million due to conversion effects and in Endesa Chile of Ch$ 3,114 million of payments.

❖  Reduction in current tax liabilities of Ch$ 142,005 million, due to the settlement of income tax for the tax year 2013.

➢  Non-Current liabilities increased by Ch$ 651,489 million, or 17.7%, mainly explained by:

❖  Increase in other non-current financial liabilities, (financial debt and derivatives) of Ch$ 577,811 million, mainly a new bond issue in Endesa Chile of Ch$  240,904 million, in Emgesa of Ch$ 164,687 million following a new bond issue, in Coelce of Ch$ 64,456 million in new loans and in Edelnor of Ch$ 41,138 million following a new bond issue. The difference relates to conversion effects and the exchange-rate effects on foreign currency debt.

❖  Increase in other non –current accounts payable of Ch$ 20,468 million, mainly due to conversion effects of foreign subsidiaries to the Chilean peso.

❖  Increase in other non-current provisions of Ch$ 16,387 million mainly due to the conversion effects of foreign subsidiaries with respect to the Chilean peso.

❖  Increase in deferred tax liabilities of Ch$ 18,972 million, mainly due to the consolidation of the subsidiary Inversiones Gas Atacama Holding Limitada since April 2014 in the amount of Ch$ 27,656 million, offset by minor effects in Endesa Chile of Ch$ 4,432 million and in Edelnor of Ch$ 3,177 million.

❖  Increase in non-current provisions for employee benefits of Ch$ 16,667 million, mainly the conversion effects of foreign subsidiaries with respect to the Chilean peso.

➢  The equity rose by Ch$ 187,299 million compared to December 2013:

❖  The equity attributable to owners of the controller increased by Ch$ 242,220 million, mainly explained by the increased result for the period of Ch$ 191,273 million and increase in other reserves of Ch$ 182,649 million. The latter included conversion differences for the period of Ch$ 285,507 million, offset by reduced reserves following the purchase of minority interests by Coelce’s tender offer of Ch$ 76,211 million and the cash-flow hedge of Ch$ 25,916 million. In addition, equity was reduced by the final dividend for 2013 of Ch$ 131,702 million.

❖  Non-controller equity decreased by Ch$ 54,921 million, mainly explained by the distribution of dividends in the amount of Ch$ 249,577 million and the effects of the Coelce’s  tender offer of Ch$ 57,887 million, offset by the comprehensive results of Ch$ 100,603 million and the result for the period to June 2014 of Ch$ 151,963 million.

PRESS RELEASE 1H 2014

Changes in the main financial indicators are as follows:

Indicator		Unit	Jun-14	Jun-13	Dec-13	Change	% Change

Liquidity	Current liquidity	Times	1.42	1.31		0.11	8.4%
	Acid ratio test (1)	Times	1.37	1.27		0.10	7.9%
	Working Capítal	MMCh$	990,549	914,956		75,593	N/A
Leverage	Leverage	Times	0.77	0.78		(0.01)	(1.3%)
	Short Term Debt	%	0.35	44.7%		-9.7%	(21.7%)
	Long Term Debt	%	0.65	55.3%		9.7%	17.6%
	Financial Expenses Coverage (2)	Times	3.15		5.75	(2.60)	(45.3%)
Profitability	Operating Income/Operating Revenues	%	20.1%		27.4%	(7.3%)	(26.6%)
	ROE (annualized)%		8.5%		10.9%	(2.4%)	(22.2%)
	ROA (annualized)%		6.0%		7.8%	(1.8%)	(22.6%)

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The current liquidity ratio as of June 2014 was 1.42 times, showing an 8.4% variation with respect to December 2013. The company has an excellent liquidity position, although with less cash than in December 2013.

The debt ratio is 0.77 times as of June 30, 2014, a 1.3% reduction compared to December 2013.

The financial expense coverage ratio shows a decrease of 2.60 times, equivalent to 45.3%, moving from 5.75 times in June 2013 to 3.15 times in June 2014. This is mainly the result of the decrease in EBITDA in this period.

The profitability indicator, which is operating income divided by operating revenue, declined by 26.6% to 20.1% as of June 2014.

The return on the equity of the shareholders of the company is 8.5%, a decrease of 22.2% with respect to the same period in 2013, as a consequence of the reduced annualized results obtained in the first half of 2014.

The return on assets moved from 7.8% in June 2013 to 6.0% in June 2014, mainly due to the reduced annualized result in the first half of 2014.

PRESS RELEASE 1H 2014

MAIN CASH FLOWS

The company generated a negative net cash flow during the period of Ch$ 433,626 million, comprised of the following:

Cash Flow (million Ch$)	Jun-14	Jun-13	Change	% Change

From Operating Activities	482,703	684,541	(201,838)	(29.5%)
From Investing Activities	(7,674)	(877,130)	869,456	99.1%
From Financing Activities	(908,655)	558,901	(1,467,556)	262.6%

Net Cash Flow	(433,626)	366,312	(799,938)	(218.4%)

Operating activities generated a reduced net cash flow of Ch$ 201,838 million to June 2014, showing a decline of 29.5% with respect to the same period of the year before. This is mainly composed of sales proceeds and other income of Ch$ 3,585,941 million and other operating income of Ch$ 395,129 million, offset by payments to suppliers of Ch$ 2,185,956 million, payments to employees of Ch$ 243,414 million and other operating payments of Ch$ 1,100,543 million

Investment activities generated a negative net cash flow of Ch$ 7,674 million, which represents an increase in cash of 99.1%, or Ch$ 869,456 million, compared to the same period of 2013. These disbursements relate to investments in property, plant and equipment of Ch$ 368,057 million, the incorporation of intangible assets (IFRIC 12) of Ch$ 120,019 million, the purchase of Inversiones Gas Atacama Holding net of its cash or Ch$ 37,655 million and a capital contribution in Hidroaysén of Ch$  2,805 million, offset by interest received of Ch$ 49,696 million, other cash inflows of Ch$ 22,247 million and investments in time deposits of over 90 days of Ch$ 448,919 million.

Financing activities generated a negative net cash flow of Ch$ 908,655 million, mainly loan and leasing repayments of Ch$ 473,409 million, dividend payments of Ch$ 550,548 million, interest payments of Ch$ 133,158 million, other financing disbursements of Ch$ 128,454 million and the purchase of shares in Coelce of Ch$ 133,831 million, offset by loans drawn of Ch$ 510,745 million.

PRESS RELEASE 1H 2014

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Fixed Assets		Depreciation
	Jun-14	Jun-13	Jun-14	Jun-13

Endesa Chile	213,676	150,249	96,800	93,821
Cachoeira Dourada	2,777	3,032	2,965	3,007
CGTF	3,653	5,997	3,261	3,080
CIEN	2,403	3,176	6,977	6,980
Chilectra S.A.	16,365	20,743	12,300	12,333
Edesur S.A.	71,383	56,001	5,253	6,556
Edelnor S.A.	21,326	22,809	12,879	11,650
Ampla (*)	72,510	53,297	25,081	19,610
Coelce (*)	46,083	27,829	18,968	14,022
Codensa S.A.	34,167	33,826	34,566	31,216
Inmobiliaria Manso de Velasco Ltda.	55	49	128	122
Holding Enersis and investment companies	2,075	1,943	632	713
Cemsa	-	-	14	11
Dock Sud	553	-	2,877	1,849
EE Piura	998	-	2,679	623

Total	488,076	378,953	225,406	205,615

(*) Includes intangible assets concessions

PRESS RELEASE 1H 2014

MAIN RISKS RELATED TO THE ACTIVITY OF THE ENERSIS GROUP

The Group’s activities are subject to a broad combination of governmental regulations. Any modification to these may affect its activities, economic situation and operating results.

The Group’s operative subsidiaries are subject to a broad range of regulations relating to tariffs and other aspects that regulate their activities, both in Chile and in the other countries where they operate. The introduction of new laws or regulations, or their modification, could therefore affect their activities, economic situation and business results.

These new laws or regulations occasionally modify regulatory aspects that might affect existing rights, in which case they could have adverse effects on the group’s future results.

The Group’s activities are subject to broad environmental regulations that Enersis constantly meets. Possible modifications introduced in these matters could affect the activities, economic situation and operating results.

Enersis and its operative subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtain permits, licenses and other authorizations and comply with all the requirements of those licenses, permits and regulations. As in any other regulated company, Enersis cannot guarantee that:

•         The public authorities are going to approve such environmental impact studies.

•         Public opposition will not cause delays or modifications to any proposed project

•         Laws or regulations will not change or be interpreted in a manner that could adversely affect the operations, plants or plans for the Group companies.

The Group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

The Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

The financial position and results of operations could be adversely affected if exposure to interest rate, commodity price and exchange rate risks is not effectively managed.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities based on a variable interest rate.

PRESS RELEASE 1H 2014

The objective of the management of interest rate risk is to obtain a balance in the debt structure that permits minimizing the debt cost with reduced volatility in the income statements.

In compliance with the current interest rate hedging policy, the portion of fixed and/or hedged debt to total net debt was 63% as of June 30, 2014.

Depending on the Group’s estimates and debt structure objectives, hedge transactions are carried out by contracting derivatives that mitigate these risks. The instruments currently used in compliance with the policy are interest-rate swaps that convert variable to fixed rates.

The structure of Enersis Group’s financial debt by fixed and/or hedged and variable interest rates, and after the derivatives contracted, is as follows:

Net Position:

	31-06-2014%	31-12-2013%	01-01-2012%
Fixed Interest Rate	63%	72%	61%
Variable Interest Rate	37%	28%	39%
Total	100%	100%	100%

Exchange rate risk

Exchange risks are mainly related to the following transactions:

Debt contracted by Group companies in currencies other than those to which their cash flows are indexed

Payments for the acquisition of project-related materials and payments of insurance premiums in currencies other than those to which their cash flows are indexed

Revenues of Group companies that are directly linked to dollar fluctuations

Cash flows from foreign subsidiaries to their parents exposed to exchange rate fluctuations.

In order to mitigate exchange risk, the exchange rate hedging policy of the Enersis Group is based on cash flows and seeks to maintain a balance between dollar-indexed flows and the levels of assets and liabilities in that currency. The objective is to minimize exposure of cash flows to variations in the exchange rate.

Cross-currency swaps and forward exchange contracts are the instruments currently used to comply with this policy. The policy also seeks to refinance debt in each company’s functional currency.

Commodities Risk

The Enersis Group is exposed to the price fluctuation risk of some commodities, principally:

Fuel purchases for electricity generation

PRESS RELEASE 1H 2014

Energy trading on the local markets.

In order to reduce risks in extreme drought conditions, the Company has designed a commercial policy that defines sales commitment levels that are consistent with the capacity of its generating plants in a dry year, and includes risk-mitigation clauses in some non-regulated customers’ contracts. In the case of regulated customers subject to long-term tender processes, certain indexation clauses are included to reduce exposure to commodities.

In view of the operative conditions faced by the electricity generation market in Chile, like drought and volatile commodity prices on the international market, the Company is constantly reviewing the benefits of contracting hedges to mitigate the effects of these price variations on its results. As of December 31 2013, and June 30 2014, there were no commodity hedges outstanding.

These hedges may be modified, or include other commodities, depending on the operative conditions which are constantly being reviewed.

Liquidity Risk

The Group maintains liquidity policy that consists on contracting committed long-term credit facilities and short-term financial investments, for the amounts necessary to support projected needs for a period, according to the situation and expectations in the debt and capital markets.

These projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further details about the characteristics and conditions of the financial debt and financial derivatives, see Notes 19 and 21 and Appendix 4.

As of June 30, 2014, the Enersis Group shows a liquidity of ThCh$  1,222,747,116 in cash and cash equivalents and ThCh$  305,477,720  in available committed long-term credit lines. As of December 31, 2013, the Enersis Group had a liquidity position of ThCh$  1,606,387,569 in cash and cash equivalents and ThCh$  208,900,680 in committed long-term credit lines.

Credit Risk.

The Enersis Group thoroughly follows up the credit risk

Trade accounts receivable:

The credit risk corresponding to accounts receivable derived from business activities has historically been very limited as the short-term nature of the receivables does not allow the accumulation of very significant individual amounts. This applies to both our electricity generation and distribution businesses.

In the electricity generation business, in some countries, it is possible to cut off supplies in the event of non-payment, and in almost all the contracts, there is a contract termination clause for events of non- payment. Credit risk is therefore monitored constantly and the maximum amounts exposed to non-payment are measured, although these are limited, as already explained.

In the case of the electricity distribution companies, supplies may be cut off by our companies in the event of non-payment by customers. This is applied in accordance with the current regulations in each country, which facilitates the evaluation and control of credit risk, which is also limited.

PRESS RELEASE 1H 2014

Assets of a financial nature:

Investments of cash surpluses are made with first-class national and international financial entities (with a credit rating equivalent to investment grade) within limits established for each entity.

In selecting banks for investments, only those of investment grade are considered, according to the three principal credit-rating agencies (Moody’s, S&P and Fitch).

Placements may be supported by treasury bonds of the countries where we operate and/or paper issued by first-class banks, preferring the latter in offering the best returns (always in accordance with current investment policies).

The contracting of derivatives is carried out with highly-solvent entities so that all transactions are contracted with entities of investment grade.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial-derivatives positions in order to monitor the risk assumed by the Company, thus restricting volatility in its statement of income.

The positions portfolio used in the calculations of the current Value at Risk is comprised of:

Financial debt.

Derivatives for hedging debt, dividends and projects.

The calculated Value at Risk represents the possible loss of value of the above-mentioned positions portfolio over a one-day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has therefore been studied, including:

The US dollar Libor interest rate.

The usual local banking-practice indices for the different currencies in which our companies operate.

The exchange rates of the different currencies involved in the calculation.

PRESS RELEASE 1H 2014

The calculation of Value at Risk (VaR) is based on generating possible future scenarios (for a one day period) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated from historical price-return values, has been applied to simulate the future price scenario.

Once the price scenarios are obtained, the fair value of the portfolio is calculated using each of the scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The valuation of the various debt and financial-derivatives positions included in the calculation has been made consistently using the financial capital calculation methodology reported to management.

Taking into consideration the above-mentioned hypotheses, the breakdown for VaR in every mentioned type of position is the following:

Financial Positions	31-06-2014%	31-12-2013%
Interest Rate	19,904,891	17,236,855
Exchange Rate	3,533,075	3,074,168
Correlation	(1,427,682)	(390,965)
Total	22,010,284	19,920,058

The Value at Risk positions have evolved during the first quarter 2014 period and first quarter 2013 as a function of the start/maturity of the transactions.

Other risk

As is the usual practice with bank loans and capital market operations, a portion of the financial debt of its subsidiary Endesa Chile is subject to cross-default provisions. Should certain defaults not be remedied, they could result in a cross-default and eventually certain liabilities of these companies could become payable on demand.

The non-payment, after any applicable grace period, of any debt of Enersis and Endesa Chile, or any of their Chilean subsidiaries, with principal outstanding in excess of US$ 30 million could potentially give rise to the obligatory accelerated payment of the Yankee bonds.

Finally, in the case of local bonds and credit facilities of Enersis and Endesa Chile, prepayment is triggered only as a result of a default of the issuer.

There are no clauses in the loan agreements by which changes in the corporate or debt ratings of these companies by credit-rating agencies could trigger debt prepayments

PRESS RELEASE 1H 2014

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following should be mentioned with respect to the more important assets:

Property, plant and equipment are valued at cost, net of their corresponding accumulated depreciation and impairment.  Property, plant and equipment, net of their residual value if applicable, are depreciated lineally by distributing the cost of their different elements over the estimated years of useful life, which is the period during which the companies expect to use them. Useful lives are reviewed periodically.

Goodwill generated in the consolidation represents the excess of the acquisition cost over the Group’s participation in the fair value of the assets and liabilities, including contingent liabilities and non-controller participations in a subsidiary at the time of acquisition. Goodwill is not amortized, but at the close of each accounting period an assessment is made as to whether any impairment has occurred during the period that reduces its recoverable value to an amount below the booked net cost, proceeding in this event to make a timely impairment adjustment (see Note 3.e to the financial statements).

Throughout the year and in particular at the date of its closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In this event, an estimate of the recoverable amount of the asset is made to determine, if applicable, the amount of the impairment. If this involves identifiable assets that do not generate independent cash flows, the recoverability of the cash generating unit that the asset belongs to is estimated, this being the smallest identifiable group of assets that generate independent cash inflows.

Assets expressed in foreign currency are shown at the exchange rate prevailing at the close of the period.

Notes and accounts receivable from related companies are classified as short and long term according to their maturities. These operations meet equity conditions similar to those prevailing in the market.

In summary, assets are shown valued according to International Financial Reporting Standards, whose criteria are set out in Notes 2 and 3 to the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
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Title: Chief Executive Officer

Date: July 25, 2014